UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-42484

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

On June 14, 2026, Ascentage Pharma Group International issued a press release entitled “Ascentage Pharma Releases Multiple Clinical Updates at EHA 2026 Congress” and an announcement dated June 15, 2026 entitled “Ascentage Pharma Releases Multiple Clinical Updates at EHA 2026 Congress”. Copies of the press release and announcement are furnished as Exhibits 99.1 and 99.2.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Press release dated June 14, 2026
99.2	Announcement dated June 15, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: June 15, 2026	/s/ Dajun Yang
	Name:	Dajun Yang
	Title:	Chief Executive Officer

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